ITAMAR MEDICAL LTD.

9 Halamish Street

Caesarea 3088900, Israel

February 25, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Itamar Medical Ltd. (CIK: 0001613170)
Registration Statement on Form 20-F
Initially Submitted December 31, 2018
File No.: 001-38775

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Itamar Medical Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Company’s registration statement on Form 20-F, initially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2018 (as amended, the “20-F Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Time, on February 26, 2019, or as soon thereafter as practicable.

The Company understands that The Bank of New York Mellon, as Depositary, has requested that the registration statement on Form F-6, submitted to the Commission on December 31, 2018 (File No.: 333-229100) be declared effective concurrently with the 20-F Registration Statement, and pursuant to Rule 461 promulgated under the Securities Act, the Company concurs with that request.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsels from Bryan Cave Leighton Paisner LLP, Robert J. Endicott, Esq. at 314-259-2447 or 314-412-6344 or via email at rjendicott@bclplaw.com or Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com. The Company hereby authorizes each of Mr. Endicott and Mr. Zemach (and either one of them) to orally modify or withdraw this request for acceleration.

Respectfully,

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Name:	Shy Basson
Title:	Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary
Robert J. Endicott (Bryan Cave Leighton Paisner LLP)
Ido G. Zemach (Goldfarb Seligman & Co.)